

Mail Stop 4631

August 30, 2016

<u>Via E-mail</u>
Mr. Robert W. Bryant
Executive Vice President and Chief Financial Officer
Axalta Coating Systems Ltd.
Two Commerce Square
2001 Market Street, Suite 3600
Philadelphia, PA 19103

> **RE:** **Axalta Coating Systems Ltd.**
> **Form 10-K for the Year Ended December 31, 2015**
> **Filed February 29, 2016**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 22, 2016**
> **Item 2.02 Form 8-K**
> **Filed April 28, 2016**
> **File No. 1-36733**

Dear Mr. Bryant:

We have reviewed your August 12, 2016 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 25, 2016 letter.

<u>General</u>

1. In our previous letter, we requested that management provide, in writing, acknowledgement of the three bullet pointed items (i.e., Tandy language) described at the end of our comment letter dated July 25, 2016. It appears that these acknowledgements were provided in the response letter signed by your outside counsel. Please provide the requested acknowledgements in writing with your next response letter signed by management.

2.   We note your response to prior comment 1; however we continue to note references in your June 30, 2016 Form 10-Q and Form 8-K dated July 26, 2016 that imply items excluded from non-GAAP financial measures you present are "non-recurring" or "unusual." Please ensure future filings only use those terms to describe specific adjustments that actually meet the definition of non-recurring, unusual or infrequent set forth in Item 10(e)(ii)(B) of Regulation S-K.

Form 10-K for the Year Ended December 31, 2015

Item 8. Financial Statements and Supplementary Data, page 76
(3) Summary of Significant Accounting Policies, page 86
Revenue Recognition, page 87

3.   We note your response to prior comment 4. Please revise future filings to clarify the nature and terms of the up-front customer costs you capitalize, including the clawback provisions. Please also consider the disclosure requirements of ASC 605-50-50-1.

(14) Income Taxes, page 112

4.   We note your response to prior comment 5. Please provide us the amounts of U.S. taxable income (loss) that you generated in each of the last five years. In the event you have incurred cumulative losses for three or more years, please more fully explain and demonstrate to us how you concluded that realization of your deferred tax assets is more likely than not based on the provisions of ASC 740-10-30-21.

(27) Venezuela, page 131

5.   We note your response to prior comment 6. In future filings, please revise your accounting policy related to foreign currency translation in note 3 to clarify that the functional currency of your Venezuela subsidiary is the U.S. dollar.

        You may contact Jeffrey Gordon, Staff Accountant at (202) 551-3866 or Anne McConnell, Staff Accountant at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney, at (202) 551-3345 or Craig Slivka, Special Counsel, at (202) 551-3729 with any other questions.

                                                Sincerely,

                                                /s/ John Cash

                                                John Cash
                                                Accounting Branch Chief
                                                Office of Manufacturing and
                                                Construction